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                                               Filed by Pharmacia & Upjohn, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                      Subject Company:  Pharmacia & Upjohn, Inc.
                                                   Commission File No. 001-11557



On March 20, 2000, Pharmacia & Upjohn, Inc., a Delaware corporation ("Pharmacia & Upjohn") and Monsanto Company, a Delaware corporation ("Monsanto"), jointly issued the following press release:

                                                   FOR IMMEDIATE RELEASE
                                                   ---------------------


                    MONSANTO AND PHARMACIA & UPJOHN

                     ANNOUNCE FILINGS OF FORM 10-K

ST. LOUIS AND PEAPACK, N.J. (MARCH 20, 2000) - Monsanto Company (NYSE: MTC) and Pharmacia & Upjohn, Inc. (NYSE: PNU) today announced that each company has filed its Form 10-K with the Securities and Exchange Commission (SEC). Each company's Form 10-K includes its annual financial information for the year ended December 31, 1999.

     Monsanto and Pharmacia & Upjohn entered into a definitive agreement to create a first-tier competitor in the global pharmaceutical industry. The companies recently announced that they expect to close their merger on or before April 1, 2000, assuming regulatory and shareholder approvals of the merger. The merged company, which will be named Pharmacia Corporation, plans to hold a shareholders meeting later this year and to distribute 1999 financial information to shareholders on or before the date that proxy materials are mailed. As a result, Monsanto and Pharmacia & Upjohn will not issue their usual annual reports at this time.

     Pharmacia Corporation will have one of the strongest sales forces in the global pharmaceutical industry, an expansive product portfolio, a robust pipeline of new drugs, and an annual pharmaceutical R&D budget of more than $2 billion. Pharmacia Corporation also will have one of the world's leading fully integrated agricultural businesses.

PHARMACIA & UPJOHN MEDIA CONTACT:      MONSANTO COMPANY MEDIA CONTACT:
Paul Fitzhenry (908) 901-8770          Jeff Bergau (312) 840-5457

PHARMACIA & UPJOHN ANALYST CONTACT:    MONSANTO COMPANY ANALYST CONTACT:
Craig Tooman (908) 901-8853            Ann Gualtieri (847) 581-6280



                                *****************

Monsanto and Pharmacia & Upjohn have filed a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Website, www.sec.gov.

In addition, the Form 10-K and other documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-3155. The Form 10-K and other documents filed with the SEC by

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Pharmacia & Upjohn will be available free of charge from the Corporate
Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.